FitchRatings

2023 Form NRSRO
Exhibit 4

Corporate Organizational Structure


HEARST RATINGS II, INC.
(Delaware)
FITCH GROUP, INC.
(Delaware)
FITCH SOLUTIONS, INC.
(Delaware)
FITCH RATINGS, INC.
(Delaware)
FITCH LEARNING, INC.
(Delaware)


Paul Taylor
President and CEO
Fitch Group
Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
Fitch Group Operations
Andrew Collyer
Chief Information Officer
Andy Jackson
Global Head of HR
Bruce Legorburu
General Counsel
Tracey Perini
CFO
Ian Linnell
President
Fitch Ratings
Karen Skinner
Chief Operating Officer
Andrew Currie
Analytical Business Applications
Julian Dennison
Global Publishing
Susan Launi
Regulatory Affairs, Policies and Procedures
Seth Lieberman
Ratings Workflow
Jeff Simon
Global Core Ops
Corporates and FI
Kevin Duignan
Global Analytical Head
Jeremy Carter
Global Group Head
Corporate Finance
James McCormack
Global Group Head
Sovereigns
Rui Pereira
Global Group Head
Structured Finance
Covered Bonds
Laura Porter
Global Group Head
U.S. Public Finance
Global Infrastructure
International Public Finance
Marjan van der Weijden
Global Group Head
Banks
Insurance
Funds & Asset Management
Non-Bank Financial Institutions
Mark Oline
Global Head of
Business & Relationship Mgmt
J. Douglas Murray
Global Head
Structured Finance
Aymeric Poizot
Global Head
Investor Relations
Jose Santos
Global Head
Financial Institutions
Anjali Sharma
Global Head Public Finance &
Global Infrastructure Group
Dmitri Surkov
Global Head
Revenue Management
Jill Zelter
Global Head
Corporates & Structured Credit
Carlos Fiorillo
Regional Head
Latin America
Sing Chan Ng and Kwong Li
Regional co-Heads
Asia Pacific
Eileen Fahey
Chief Risk Officer
Fitch Group
Fitch Ratings
Richard Hunter
Chief Credit Officer
Regional and Group Credit Officers
Evaluating Committee Robustness
Fitch Wire
Heather Merrigan
Chief Compliance Officer
Regulatory Compliance
Personal Conflict Monitoring
Compliance Infrastructure
Compliance Testing & Monitoring
Robbie Sargent
Operational Risk Officer
Bart Oosterveld
Chief Criteria Officer
Fitch Group
Devin Rudnicki
Chief Information Security Officer
Nick Oliver
Head of Internal Audit
Jana Weissgerber
Data Privacy Manager
Member of the Fitch Ratings
Executive Committee

Fitch Ratings, Inc. Organizational Structure


FITCH RATINGS, INC. (Delaware)
FITCH RATINGS CANADA, INC.* (Canada)
FITCH RATINGS LTD (England and Wales)
FITCH RATINGS LANKA LIMITED* (Sri Lanka)
FITCH CENTROAMERICA, S.A.* (Panama)
FITCH RATINGS COLOMBIA S.A. SOCIEDAD CALIFICADORA DE VALORES* (Colombia)
See additional Credit Rating Affiliates on next page
FITCH SOLUTIONS LIMITED (England and Wales)
FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.* (Costa Rica)
FITCH CENTROAMERICA, S.A.* (Guatemala)
FITCH REPUBLICA DOMINICANA S.R.L. SOCIEDAD CALIFICADORA DE RIESGOS* (Dominican Republic)
FITCH SOLUTIONS ASIA PTE LTD (Singapore)
FITCH SOLUTIONS INDIA ADVISORY PRIVATE LIMITED (India)
FITCH SOLUTIONS DEUTSCHLAND GMBH (Germany)

*Not included in Item   of Form NRSRO.
Not engaged in the provision of credit rating services and not included in Item   of the Form NRSRO.

FitchRatings

2023 Form NRSRO Exhibit 4

Fitch Ratings Ltd Organizational Structure



- FITCH RATINGS LTD (England and Wales)
  - FITCH RATINGS CIS LTD* (England and Wales)
  - FITCH RATINGS IRELAND LIMITED (Ireland)
  - INDIA RATINGS & RESEARCH PRIVATE LIMITED* (India)
  - FITCH INDIA SERVICES PRIVATE LIMITED* (India)
  - FITCH RATINGS (BEIJING) LIMITED (China)
  - FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
  - INTER ARAB RATING COMPANY E.C.* (Bahrain)
    - FITCH NORTH AFRICA SA*^ (Tunisia)
  - FITCH RATINGS JAPAN LIMITED (Japan)
  - FITCH (HONG KONG) LIMITED (Hong Kong)
  - FITCH AUSTRALIA PTY LIMITED (Australia)
  - KOREA RATINGS CORPORATION* (Korea)
    - E-CREDIBLE CO., LTD* (Korea)
      - E-CREDIBLE NETWORKS CO., LTD* (Korea)
  - FITCH RATINGS SINGAPORE PTE LTD (Singapore)
  - PT FITCH RATINGS INDONESIA* (Indonesia)
  - FITCH ME ICO, S.A. DE C.V. (Mexico)
  - FITCH RATINGS BRASIL LTDA. (Brazil)
  - FITCH HOLDING S.A.* (Chile)
    - FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)
  - FITCH RATINGS (THAILAND) LIMITED* (Thailand)
  - APOYO & ASOCIADOS INTERNACIONALES S.A.C. CLASIFICADORA DE RIESGO*^ (Peru)
  - AESA RATINGS S.A. CALIFICADORA DE RIESGO *^ (Bolivia)
  - FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
  - FI SCR S.A. AGENTE DE CALIFICACI N DE RIESGO*^ (Argentina)
    - FI -SCR URUGUAY CALIFICADORA DE RIESGO S.A.* (Uruguay)

*Not included in Item of Form NRSRO.
^Minority owned by Fitch Ratings Ltd.
Fitch Ratings Ltd does not own any e uity directly in these entities.